1875 K Street N.W.

Washington, DC 20006-1238

Tel: 202 303 1000

Fax: 202 303 2000

January 8, 2016

VIA EDGAR

Ms. Kathy Churko

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Dear Ms. Churko:

This letter responds to comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) with respect to certain financial statements made by the Trust, on behalf of certain of its series noted in Appendix A (each a “Fund,” and together, the “Funds”). The comments were provided in a telephone conversation on December 10, 2015. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response.

Comments:

1.	Benchmark Index

For iShares 10+ Year Credit Bond ETF, the Staff noted that the line graph and table indicate that the Fund changed its benchmark index. Per Instruction 7 to Item 27(b)(7) of Form N-1A: “if the Fund uses an index that is different from the one used for the immediately preceding fiscal year, explain the reason(s) for the change and compare the Fund’s annual change in the value of an investment in the hypothetical account with the new and former indexes.” As a result, please explain the reason for the change of the fund’s benchmark index and provide the necessary comparison.

Response: The underlying index for iShares 10+ Year Credit Bond ETF changed from The BofA Merrill Lynch 10+ Year US Corporate & Yankees Index to Barclays U.S. Long Credit Index to reflect the approved change in the Fund’s underlying index by the board of trustees of the Trust, which became effective June 30, 2014. The investment objective of the Fund, to seek to track the investment results of an index composed of long-term, investment-grade U.S. corporate bonds and U.S. dollar-denominated bonds, including those of non-U.S. corporations and governments, with remaining maturities greater than ten years, has not changed. Future filings of the Trust, where relevant, will reflect the revised presentation below.

iSHARES® 10+ YEAR CREDIT BOND ETF

Performance as of February 28, 2015

	Average Annual Total Returns			Cumulative Total Returns
	1 Year	5 Years	Since Inception [a]	1 Year	5 Years	Since Inception [a]
Fund NAV	12.64%	9.39%	9.11%	12.64%	56.64%	57.70%
Fund Market	13.06%	9.44%	9.21%	13.06%	57.00%	58.52%
Index[b]	13.69%	9.84%	9.71%	13.69%	59.86%	62.33%
Barclays U.S. Long Credit Index	13.54%	9.92%	9.70%	13.54%	60.50%	62.22%
The BofA Merrill Lynch 10+ Year US Corporate & Yankees Index	13.33%	9.75%	9.64%	13.33%	59.25%	61.82%

[a]	The inception date of the iShares 10+ Year Credit Bond ETF was December 8, 2009. The first day of secondary market trading was December 9, 2009.
[b]	Index performance through June 29, 2014 reflects the performance of The BofA Merrill Lynch 10+ Year US Corporate & Yankees Index. Index performance beginning on June 30, 2014 reflects the performance of the Barclays U.S. Long Credit Index, which, effective as of June 30, 2014, replaced The BofA Merrill Lynch 10+ Year US Corporate & Yankees Index as the underlying index of the Fund.

2.	Diversification

For iShares Morningstar Large-Cap Growth ETF and iShares Morningstar Large-Cap Value ETF, the Staff noted that each Fund is classified as “non-diversified” in its prospectus, but each Fund’s annual report indicates that it has been operating as “diversified.” Please confirm that each Fund will get shareholder approval should the Fund go back to operating as non-diversified after it has operated as diversified for three years.

Response: The Trust confirms that each Fund would request shareholder approval to operate as a non-diversified Fund should the Fund be operating as diversified for three years, as may be consistent with Section 5(b) of the Investment Company Act of 1940.

3.	Shareholder Hypothetical Expenses

For iShares Exponential Technologies ETF, the Staff noted the expense example appears to be abbreviated. While the actual shareholder expenses can be based on the abbreviated time period, the hypothetical shareholder expenses should be based on a six-month period.

Response:	The Trust has noted the Staff’s comment and will reflect it, where relevant, in future filings.

****

As requested, the Trust hereby acknowledges as follows:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Jack Gee

Mary Miley

Kevin Ryken

Dervilla Lannon

APPENDIX A

iShares Trust Series	Fiscal Year End
iShares 10+ Year Credit Bond ETF	February 28
iShares 10-20 Year Treasury Bond ETF	February 28
iShares 1-3 Year Credit Bond ETF	February 28
iShares 1-3 Year Treasury Bond ETF	February 28
iShares 20+ Year Treasury Bond ETF	February 28
iShares 3-7 Year Treasury Bond ETF	February 28
iShares 7-10 Year Treasury Bond ETF	February 28
iShares Agency Bond ETF	February 28
iShares California AMT-Free Muni Bond ETF	February 28
iShares Core 10+ Year USD Bond ETF	February 28
iShares Core U.S. Aggregate Bond ETF	February 28
iShares Core U.S. Credit Bond ETF	February 28
iShares Government/Credit Bond ETF	February 28
iShares iBoxx $ High Yield Corporate Bond ETF	February 28
iShares iBoxx $ Investment Grade Corporate Bond ETF	February 28
iShares Intermediate Credit Bond ETF	February 28
iShares Intermediate Government/Credit Bond ETF	February 28
iShares MBS ETF	February 28
iShares National AMT-Free Muni Bond ETF	February 28
iShares New York AMT-Free Muni Bond ETF	February 28
iShares Short Treasury Bond ETF	February 28
iShares Short-Term National AMT-Free Muni Bond ETF	February 28
iShares Asia Developed Real Estate ETF	April 30
iShares Cohen & Steers REIT ETF	April 30
iShares Core Dividend Growth ETF	April 30
iShares Core High Dividend ETF	April 30
iShares Dow Jones U.S. ETF	April 30
iShares Europe Developed Real Estate ETF	April 30
iShares Global REIT ETF	April 30
iShares International Developed Real Estate ETF	April 30
iShares International Select Dividend ETF	April 30
iShares Morningstar Large-Cap ETF	April 30
iShares Morningstar Large-Cap Growth ETF	April 30
iShares Morningstar Large-Cap Value ETF	April 30
iShares Morningstar Mid-Cap ETF	April 30
iShares Morningstar Mid-Cap Growth ETF	April 30
iShares Morningstar Mid-Cap Value ETF	April 30
iShares Morningstar Small-Cap ETF	April 30
iShares Morningstar Small-Cap Growth ETF	April 30
iShares Morningstar Small-Cap Value ETF	April 30

iShares Mortgage Real Estate Capped ETF	March 31 (previously April 30)
iShares MSCI KLD 400 Social ETF	April 30
iShares MSCI USA ESG Select ETF	April 30
iShares North America Real Estate ETF	April 30
iShares Real Estate 50 ETF	April 30
iShares Residential Real Estate Capped ETF	March 31 (previously April 30)
iShares Select Dividend ETF	April 30
iShares Transportation Average ETF	April 30
iShares U.S. Aerospace & Defense ETF	March 31 (previously April 30)
iShares U.S. Basic Materials ETF	April 30
iShares U.S. Broker-Dealers & Securities Exchanges ETF (formerly iShares U.S. Broker-Dealers ETF)	March 31 (previously April 30)

iShares U.S. Consumer Goods ETF	April 30
iShares U.S. Consumer Services ETF	April 30
iShares U.S. Energy ETF	April 30
iShares U.S. Financial Services ETF	April 30
iShares U.S. Financials ETF	April 30
iShares U.S. Healthcare ETF	April 30
iShares U.S. Healthcare Providers ETF	March 31 (previously April 30)
iShares U.S. Home Construction ETF	March 31 (previously April 30)
iShares U.S. Industrials ETF	April 30
iShares U.S. Insurance ETF	March 31 (previously April 30)
iShares U.S. Medical Devices ETF	March 31 (previously April 30)
iShares U.S. Oil & Gas Exploration & Production ETF	March 31 (previously April 30)
iShares U.S. Oil Equipment & Services ETF	March 31 (previously April 30)
iShares U.S. Pharmaceuticals ETF	March 31 (previously April 30)
iShares U.S. Real Estate ETF	March 31 (previously April 30)
iShares U.S. Regional Banks ETF	March 31 (previously April 30)
iShares U.S. Technology ETF	April 30
iShares U.S. Telecommunications ETF	March 31 (previously April 30)

iShares U.S. Utilities ETF	April 30
iShares China Large-Cap ETF	July 31
iShares Core Aggressive Allocation ETF	July 31
iShares Core Conservative Allocation ETF	July 31
iShares Core Growth Allocation ETF	July 31
iShares Core Moderate Allocation ETF	July 31
iShares Core MSCI EAFE ETF	July 31
iShares Core MSCI Europe ETF	July 31
iShares Core MSCI Pacific ETF	July 31
iShares Core MSCI Total International Stock ETF	July 31
iShares Currency Hedged MSCI ACWI ETF	July 31
iShares Currency Hedged MSCI ACWI ex U.S. ETF	July 31
iShares Currency Hedged MSCI EAFE ETF	July 31
iShares Currency Hedged MSCI EAFE Small-Cap ETF	July 31
iShares Exponential Technologies ETF	July 31
iShares FactorSelect MSCI Global ETF	July 31
iShares FactorSelect MSCI International ETF	July 31
iShares FactorSelect MSCI Intl Small-Cap ETF	July 31
iShares FactorSelect MSCI USA ETF	July 31
iShares FactorSelect MSCI USA Small-Cap ETF	July 31
iShares FTSE China ETF	July 31
iShares Morningstar Multi-Asset Income ETF	July 31
iShares MSCI ACWI ETF	July 31
iShares MSCI ACWI ex U.S. ETF	July 31
iShares MSCI ACWI Low Carbon Target ETF	July 31
iShares MSCI All Country Asia ex Japan ETF	July 31
iShares MSCI All Country Asia ex Japan Small-Cap ETF	July 31
iShares MSCI All Country Asia Information Technology ETF	July 31
iShares MSCI Asia ex Japan Minimum Volatility ETF	July 31
iShares MSCI EAFE ETF	July 31
iShares MSCI EAFE Growth ETF	July 31
iShares MSCI EAFE Minimum Volatility ETF	July 31
iShares MSCI EAFE Small-Cap ETF	July 31
iShares MSCI EAFE Value ETF	July 31
iShares MSCI Europe Financials ETF	July 31
iShares MSCI Europe Minimum Volatility ETF	July 31
iShares MSCI Europe Small-Cap ETF	July 31
iShares MSCI International Developed Momentum Factor ETF	July 31
iShares MSCI International Developed Quality Factor ETF	July 31
iShares MSCI International Developed Size Factor ETF	July 31
iShares MSCI International Developed Value Factor ETF	July 31
iShares MSCI Japan Minimum Volatility ETF	July 31
iShares MSCI Kokusai ETF	July 31
iShares MSCI Qatar Capped ETF	August 31 (previously July 31)

iShares MSCI UAE Capped ETF	August 31 (previously July 31)
iShares MSCI USA Minimum Volatility ETF	July 31
iShares MSCI USA Momentum Factor ETF	July 31
iShares MSCI USA Quality Factor ETF	July 31
iShares MSCI USA Size Factor ETF	July 31
iShares MSCI USA Value Factor ETF	July 31
iShares North American Natural Resources ETF	March 31 (previously July 31)
iShares North American Tech ETF	March 31 (previously July 31)
iShares North American Tech-Multimedia Networking ETF	March 31 (previously July 31)
iShares North American Tech-Software ETF	March 31 (previously July 31)
iShares PHLX Semiconductor ETF	March 31 (previously July 31)

A-4